

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Son Tam
Chief Executive Officer
Epsium Enterprise Ltd
Alameda Dr. Carlos D'assumpcao
Edf China Civil Plaza 235-243, 14 Andar P
Macau, SAR China

> **Re: Epsium Enterprise Ltd**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted November 22, 2023**
> **CIK No. 0001883437**

Dear Son Tam:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statemetn on Form F-1

Cover page

1. We note your revised disclosure in response to comment 1 in our letter dated August 9, 2023. Please further revise this disclosure to add that your company structure, which is comprised of entities in Macau and Hong Kong, involves unique risks to investors. In addition, please disclose that Chinese regulatory authorities could disallow your company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

2. We note your revised disclosure in response to comment 2 in our letter dated August 9, 2023. Please further revise your discussion in the eighth paragraph on the cover page to disclose that the various legal and operational risks and uncertainties could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. We note your revised disclosure in response to comment 4 in our letter dated August 9, 2023. Please further revise your disclosure in the fourth paragraph on the cover page, as well as the related risk factor disclosure, to discuss to what extent the company believes that it is compliant with the laws/regulations in Hong Kong that have been issued. Please also provide the same type of disclosure for Macau.

Summary of Risk Factors
Risks Related to Doing Business in Macau and Risks Related to the PRC, page 4

4. We note your revised disclosure in response to comment 10 in our letter dated August 9, 2023 and reissue. Please revise to expand your disclosure and discuss the risk that due to the PRC government's sovereign power over Hong Kong and Macau, the Chinese government may intervene or influence your operations at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers and that such risk could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard we note your disclosure that if "the PRC government exercises its sovereign power by adopting new laws, regulations, or policies to exert oversight and supervision over offerings conducted overseas and/or foreign investment in Macau-based issuers and to intervene or influence operations in Macau of Macau entities such as [y]our Macau operating entity, however unlikely in each instance, it may negatively impact [y]our ability to maintain our current corporate structure, conduct business, accept foreign investments, list on a U.S. or other foreign exchange. It may also affect [y]our ability to offer or continue to offer securities to investors and significantly affect the value of such securities."

Risk Factors, page 15

5. Given the PRC government's sovereign power over Hong Kong and Macau and therefore its ability to have significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over

offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise

Corporate History and Structure, page 49

6.   Please revise to reconcile your disclosure about the applicability of Hong Kong laws to Epsium HK. In this regard, we note your disclosure that "[a]s a Hong Kong registered entity, Epsium HK is subject to Hong Kong laws generally applicable to Hong Kong entities, such as Hong Kong enterprise income tax, data security oversight and anti-monopoly laws and regulations;" however, you disclose on the cover page and on page 4 and 26 that you do not believe that "Epsium HK's legal and operational risks in Hong Kong, such as legal and operational risks associated with Hong Kong data security oversight, anti-monopoly concerns, ability to conduct business in Hong Kong or accept foreign investment or list on a U.S. or other foreign exchange, are material to [y]our business, financial condition, results of operations, prospects, [y]our ability to conduct business in Hong Kong or accept foreign investment operations, or list on a U.S. or other foreign exchange because Epsium HK does not currently engage in activities subject to these laws and regulations."

Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Hua Lua Hemman, Esq.